SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001−33356

GAFISA S.A.
(Translation of Registrant’s name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425−070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TABLE OF CONTENTS

Item	Page
Explanatory Note Regarding Exhibit A	2
Explanatory Note Regarding Exhibit B	3

EXHIBIT INDEX

Exhibit A	Revised Audited Consolidated Financial Statements of Gafisa S.A. as of and for the years ended December 31, 2008, 2007 and 2006.
Exhibit B	Revised Tables in 2008 Form 20-F
Exhibit C	Report of Terco Grant Thornton dated April 27, 2009, with respect to the consolidated financial statements of Construtora Tenda S.A.
Exhibit D	Consent of PricewaterhouseCoopers Auditores Independentes
Exhibit E	Consent of Terco Grant Thornton Auditores Independentes

EXPLANATORY NOTE REGARDING EXHIBIT A

Exhibit A contains our revised audited consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006. Our consolidated financial statements in this exhibit supersede the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 5, 2009 (our “2008 Form 20-F”).

The revisions only impacted certain US GAAP amounts that appeared in Note 22 to the audited consolidated financial statements, and in the tables on Item 3A. Selected Financial Data of the 2008 Form 20-F. The revisions related to the required retrospective adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, or “SFAS No. 160”. SFAS No. 160 requires a noncontrolling interest in a subsidiary to be reported within shareholders’ equity in the consolidated financial statements separate from the parent company’s shareholders’ equity. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the company’s shareholders and the noncontrolling interest. The requirements of SFAS No. 160 have been retrospectively applied to all periods presented as appropriate.

The revised information in Exhibit A reflects the retrospective application of SFAS No. 160 in the audited consolidated financial statements. The revisions to the financial statements presented in our 2008 Form 20-F consist of changing the presentation of noncontrolling interests in our US GAAP statements of income and our US GAAP balance sheets and conforming changes in the other US GAAP statements which appear in Note 22 to the audited consolidated financial statements. The adoption of SFAS No. 160 had no effect on our US GAAP net income attributable to controlling interests, earnings per share, cash flow or any asset or liability account, nor did it effect any amounts reported in our 2008 Form 20-F in conformity with accounting practices adopted in Brazil.

The financial statements in Exhibit A should be read in conjunction with our 2008 Form 20-F.

EXPLANATORY NOTE REGARDING EXHIBIT B

Exhibit B contains the revised tables appearing in Item 3A. Selected Financial Data of our 2008 Form 20-F. The US GAAP amounts in these tables have been revised for the retrospective application of SFAS No. 160.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

Date:	November 13, 2009	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer and Investor Relations Officer

* * * * *
These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT INDEX

Exhibit A	Revised Audited Consolidated Financial Statements of Gafisa S.A. as of and for the years ended December 31, 2008, 2007 and 2006.
Exhibit B	Revised Tables in 2008 Form 20-F
Exhibit C	Report of Terco Grant Thornton dated April 27, 2009, with respect to the consolidated financial statements of Construtora Tenda S.A.
Exhibit D	Consent of PricewaterhouseCoopers Auditores Independentes
Exhibit E	Consent of Terco Grant Thornton Auditores Independentes